Consolidated Financial Statements & Notes

These Financial Statements and Notes for Compton Petroleum Corporation (“Compton” or the “Corporation”) should be read with the unaudited interim management’s discussion and analysis (“MD&A”) for the three months ended June 30, 2012, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2011. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document. Non-GAAP Financial Measures and disclosure regarding use of BOE Equivalents is contained in the “Advisories” section located at the end of this document.

The interim consolidated financial statements and comparative information has been prepared in accordance with International Financial Reporting Standards.

Further information regarding Compton, including the Annual Information Form for the year ended December 31, 2011 can be accessed under the Corporation’s public filings found on SEDAR at www.sedar.com, EDGAR at www.sec.gov, and on the Corporation’s website at www.comptonpetroleum.com.

Amounts presented in these financial statements and notes are stated in thousands (000’s) of dollars except per share and boe amounts, unless otherwise stated. This document is dated as at August 9, 2012.

Compton Petroleum Corporation
Consolidated Balance Sheets
(unaudited) ($000’s)

as at	note		June 30, 2012	December 31, 2011
Assets
Current assets:
Trade and other accounts receivable			$16,848	$19,204
Risk management	14	(a)	-	3,498
Other current assets	16		5,817	5,360
			22,665	28,062

Non-current assets:
Development and production	3		502,881	577,776
Exploration and evaluation	4		60,258	65,455
Other long term assets	16		2,015	2,015

Total assets			$587,819	$673,308

Liabilities
Current liabilities:
Trade and other accounts payable			$32,617	$41,634
Credit facility	5		127,134	-
Risk management	14	(a)	160	4
MPP term financing	6		11,244	10,841
			171,155	52,479

Non-current liabilities:
Credit facility	5		-	112,608
Risk management	14	(a)	80	4
MPP term financing	6		16,033	20,528
Provisions	8		166,449	162,948
Deferred income taxes			2,906	2,906

Total liabilities			356,623	351,473

Shareholders’ equity
Share capital	9	(b)	308,131	308,131
Share purchase warrants	9	(c)	18,455	18,455
Other reserves			704	58
Deficit			(99,717)	(5,888)
Non-controlling interest	6		3,623	1,079

Total equity			231,196	321,835

Total liabilities and shareholders’ equity			$587,819	$673,308

Basis of presentation and going concern, note 1

Commitments and contingent liabilities, note 17

Subsequent events, note 18

see accompanying notes to the consolidated interim financial statements

On behalf of the Board
/s/ A. Loader, MA	/s/ Glen Roane, MBA, ICD.D
Director	Director

Compton Petroleum Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(unaudited) ($000’s)

			three months ended June 30,		six months ended June 30,
	note		2012	2011	2012	2011

Revenue, net of royalties	15		$25,289	$34,684	$50,262	$70,333

Expenses
Operating			15,195	12,246	26,219	23,890
Transportation			1,397	1,510	2,829	2,827
Administrative			3,599	4,103	7,556	8,903
Royalty obligations	15		1,475	2,453	4,608	6,504
Depletion and depreciation			12,253	13,847	25,371	28,759
Other expenses			425	-	850	-
Exploration and evaluation			2,310	5,119	3,199	9,617
Share based compensation	11	(c)	372	68	847	(191)
Foreign exchange and other (gain) loss	13		(6)	(499)	4	(22,247)
Risk management gain	14	(c)	(1,081)	(3,736)	(3,249)	(807)
Impairment	3		32,130	-	65,324	-
Finance costs	12		4,241	10,481	7,989	21,453
Loss before taxes			(47,021)	(10,908)	(91,285)	(8,375)
Income taxes
Current			-	-	-	-
Deferred			-	(3,231)	-	(4,158)
			-	(3,231)	-	(4,158)

Net loss			$(47,021)	$(7,677)	$(91,285)	$(4,217)

Net loss attributable to:
Non-controlling interest	6		$(690)	$2,291	$(1,549)	$3,273
Majority shareholders			(46,331)	(9,968)	(89,736)	(7,490)
Comprehensive loss			$(47,021)	$(7,677)	$(91,285)	$(4,217)

Net loss per share
Basic	10		$(1.78)	$(5.82)	$(3.46)	$(3.20)
Diluted	10		$(1.78)	$(5.82)	$(3.46)	$(3.20)

see accompanying notes to the consolidated interim financial statements

Compton Petroleum Corporation
Consolidated Interim Statements of Changes in Equity
(unaudited) ($000’s)

	Capital stock	Share purchase warrants	Other reserves	Retained earnings/ Deficit	Non- controlling interest	Total

Balance at January 1, 2011	$416,433	$13,800	$40,112	$(274,139)	$(9,008)	$187,198
Net earnings	-	-	-	(7,490)	3,273	(4,217)
MPP term financing	-	-	-	(5,253)	5,253	-
Share based payments	-	-	(706)	-	-	(706)
Balance at June 30, 2011	$416,433	$13,800	$39,406	$(286,882)	$(482)	$182,275

Balance at January 1, 2012	$308,131	$18,455	$58	$(5,888)	$1,079	$321,835
Net earnings	-	-	-	(89,736)	(1,549)	(91,285)
MPP term financing	-	-	-	(4,093)	4,093	-
Share based payments	-	-	646	-	-	646
Balance at June 30, 2012	$308,131	$18,455	$704	$(99,717)	$3,623	$231,196

see accompanying notes to consolidated interim financial statements

Compton Petroleum Corporation
Consolidated Interim Statements of Cash Flow
(unaudited) ($000’s)

		three months ended June 30,		six months ended June 30,
	note	2012	2011	2012	2011

Operating activities
Net loss		$(47,021)	$(7,677)	$(91,285)	$(4,217)
Financing costs	19	892	1,483	1,930	3,237
Depletion and depreciation		12,253	13,847	25,371	28,759
Unrealized foreign exchange and other (gains) losses		(3)	(1,961)	4	(7,367)
Deferred income taxes		-	(3,231)	-	(4,158)
Share based compensation		457	(263)	646	(706)
Decommissioning expenditures		(254)	(164)	(600)	(353)
Unrealized risk management (gain) loss		4,220	(46)	3,730	6,287
Impairment		32,130	-	65,324	-
Exploration and evaluation		2,310	5,119	3,199	9,617
(Gain) Loss on asset disposition		-	37	(6)	(16,329)
		4,984	7,144	8,313	14,770
Change in non-cash working capital	19	(1,089)	11,313	(7,103)	(4,414)

		3,895	18,457	1,210	10,356

Financing activities
Credit facility		1,842	(8,030)	14,236	(16,723)
MPP term financing		(1,883)	(2,852)	(4,093)	(5,253)

		(41)	(10,882)	10,143	(21,976)

Investing activities
Development and production additions		(3,695)	(6,760)	(11,032)	(13,047)
Exploration and evaluation additions		(159)	(881)	(327)	(1,471)
Development and production dispositions		-	-	6	9,489
Exploration and evaluation dispositions		-	66	-	16,649

		(3,854)	(7,575)	(11,353)	11,620

Change in cash		-	-	-	-

Cash, beginning of period		-	-	-	-

Cash, end of period		$-	$-	$-	$-

see accompanying notes to the consolidated interim financial statements

Compton Petroleum Corporation
Notes to the Consolidated Interim Financial Statements
(unaudited) ($000s, except per share amounts)

Compton Petroleum Corporation (the “Corporation” or “Compton”), incorporated under the laws of Alberta and domiciled in Canada. Compton is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The registered office of the Corporation is Suite 500 Bankers Court, 850 – 2 Street SW, Calgary, Alberta, Canada, T2P 0R8.

1.	Basis of presentation

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Going concern

These consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business and does not reflect adjustments that would otherwise be necessary if the going concern assumption was not valid. Management believes that the going concern assumption is appropriate for these financial statements, subject to significant uncertainties in respect of the completion of the MFC Offer and the potential for default under the Credit Facility described in note 18 “Subsequent Events” and note 5 “Credit Facility”, respectively. If this assumption were not appropriate, adjustments to the carrying amounts of assets and liabilities, revenues and expenses and the statement of financial position classifications used may be necessary.

(c)	Basis of measurement

The consolidated interim financial statements have been prepared on the historical cost basis except for the revaluation of certain non-current assets and financial instruments. Historical cost is generally based on the fair value of the consideration given in exchange for assets recorded on the date of the transaction. The consolidated interim financial statements have been prepared on a going concern basis.

The consolidated interim financial statements were authorized for issuance on August 10, 2012 by the Board of Directors.

(d)	Functional and presentation currency

The functional and presentation currency of Compton, and all its consolidated subsidiaries, is Canadian dollars.

COMPTON PETROLEUM CORPORATION	6

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

2.	Significant accounting policies

(a)	Basis of consolidation

These consolidated interim financial statements include the accounts of the Corporation and its wholly owned subsidiaries Compton Petroleum Finance Corporation and WIN Energy (Montana), Inc. The accounts of Mazeppa Processing Partnership (the “Partnership” or “MPP”) are included in these consolidated interim financial statements in accordance with Standing Interpretations Committee Standards 12 (“SIC-12”), Special Purpose Entities, as outlined in note 6 - “MPP Term Financing and Non-Controlling Interest”.

Interests in jointly controlled assets are included in these financial statements using the proportionate consolidation method and included in the accounts is the Corporation’s proportionate share of revenues, expenses, assets and liabilities.

All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

(b)	Critical accounting judgments and key sources of measurement uncertainty

The timely preparation of consolidated interim financial statements requires that Management make estimates and assumptions and use judgment regarding the measurement of assets, liabilities, revenues, and expenses. Such estimates relate primarily to transactions and events that have not settled as of the date of the interim financial statements. Accordingly, actual results may materially differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves. By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated interim financial statements of future periods could be material.

Development and production (“D&P”) assets are grouped into cash generating units (“CGUs”) identified as having largely independent cash flows and are geographically integrated. The determination of these CGUs was based on Management’s interpretation and judgment.

The calculation of decommissioning liabilities includes estimates of the ultimate settlement amounts, inflation factors, risk free rates, and timing of settlement. The impact of future revisions to these assumptions on the consolidated interim financial statements of future periods could be material.

The amount of share based compensation expense recorded reflects the Corporation’s best estimate of inputs used in the Black-Scholes pricing model and whether or not performance will be achieved and obligations incurred.

The amount ascribed to share purchase warrants upon issue reflects the Corporation’s best estimate of fair value at the time of issue.

The estimated fair value of risk management contracts is subject to measurement uncertainty as future commodity prices and exchange rates are used in the valuation.

The values of pension assets and obligations and the amount of pension costs charged to earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

COMPTON PETROLEUM CORPORATION	7

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

As tax interpretations, regulations and legislation in which the Corporation and its subsidiaries operate are subject to change, income taxes are subject to measurement uncertainty.

(c)	Accounting policies

These interim consolidated financial statements have been prepared following the same accounting policies as those disclosed in the audited consolidated financial statements and accompanying notes for the year end December 31, 2011.

These consolidated interim financial statements and accompanying notes should be read in conjunction with the December 31, 2011 audited consolidated financial statements.

3.	Development and Production

	Development costs	MPP Facility	Corporate Assets	Total
Cost or deemed cost:

Balance at December 31, 2010	$1,462,228	$53,703	$13,987	$1,529,918
Additions	42,622	-	347	42,969
Transfer from E&E (note 4)	3,693	-	-	3,693
Disposals	(15,239)	-	-	(15,239)
Decommissioning adjustment and other	(20,388)	-	-	(20,388)
Balance at December 31, 2011	$1,472,916	$53,703	$14,334	$1,540,953
Additions	10,760	-	258	11,018
Transfer from E&E (note 4)	2,325	-	-	2,325
Disposals	(6)	-	-	(6)
Decommissioning adjustment and other	2,463	-	-	2,463
Balance at June 30, 2012	$1,488,458	$53,703	$14,592	$1,556,753

Accumulated depletion, depreciation and impairment losses:
Balance at December 31, 2010	$(773,269)	$(2,224)	$(3,043)	$(778,536)
Depletion and depreciation	(52,693)	(2,224)	(3,159)	(58,076)
Impairment loss, net of reversal	(129,117)	-	-	(129,117)
Disposals	2,506	-	-	2,506
Other	46	-	-	46
Balance at December 31, 2011	$(952,527)	$(4,448)	$(6,202)	$(963,177)
Depletion and depreciation	(22,620)	(1,112)	(1,639)	(25,371)
Impairment loss, net of reversal	(65,324)	-	-	(65,324)
Disposals	-	-	-	-
Balance at June 30, 2012	$(1,040,471)	$(5,560)	$(7,841)	$(1,053,872)
As at December 31, 2011	$520,389	$49,255	$8,132	$577,776
As at June 30, 2012	$447,987	$48,143	$6,751	$502,881

(1)	Included in equipment and facilities are finance leases with a cost of $7.7 million (December 31, 2011 – $8.5 million) and accumulated depletion of $1.8 million (December 31, 2011 – $1.6 million)

During the six months ended June 30, 2012, $1.2 million (2011 - $1.1 million) of compensation, insurance and other costs were capitalized.

COMPTON PETROLEUM CORPORATION	8

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

At June 30, 2012, an impairment write down of $32.1 million was recorded based on the estimated recoverable amount of the D&P assets, representing the value in use, using 10% discounted cash flow of reserves by cash generating unit, as determined by external reserve evaluators and the then current forecast for oil and natural gas. At March 31, 2012, an impairment write down of $33.2 million was recorded under the same methodology. The impairment, which is subject to reversal, is largely due to the historically low natural gas commodity price and resulting forecast.

The natural gas price forecast of the Corporation’s independent reserve evaluators has varied as follows:

	June 30, 2012	December 31, 2011
2012	$2.47	$3.49
2013	$3.44	$4.13
2014	$3.90	$4.59
2015	$4.36	$5.05
2016	$4.82	$5.51

4.	eXPLORATION AND EVALUATION

	note	June 30, 2012	December 31, 2011
Balance, beginning of period		$65,455	$68,550
Additions		327	7,524
Disposals		-	(2,311)
Impairment/land expiries		(3,199)	(20,975)
Transfers to D&P	3	(2,325)	(3,693)
Deemed cost election		-	16,360
Balance, end of period		$60,258	$65,455

5.	CREDIT FACILITY

	June 30, 2012	December 31, 2011

Authorized credit facility	$110,000	$120,000

Prime rate loans	$139,122	$-
Bankers’ acceptance term loans	-	104,000
Bank indebtedness, prime rate	(11,770)	9,487
Discount to maturity	(218)	(879)

Advances under the credit facility	$127,134	$112,608

Effective February 9, 2012, the credit facility was revised to a total of $140.0 million including a working capital facility of $15.0 million and a syndicated facility of $125.0 million. The credit facility term ends February 8, 2013. During the first quarter of 2012, following the scheduled semi-annual review, the Corporation announced a reduction in the credit available under its credit facility from $140.0 million to $110.0 million; with any excess drawn over the available amount with an initial due date of May 7, 2012.

The lenders under the credit facility have entered into several extension agreements with Compton under which they have extended the borrowing base cure period to the earliest of; (i) September 30, 2012 (October 30, 2012 in certain circumstances), (ii) the date on which the MFC Offer (see Note 18 – “Subsequent events”) is completed, and (iii) any date on which the lenders otherwise terminate the extension agreement in accordance with its terms. If the MFC Offer is not completed or the lenders terminate the extension agreement significant uncertainty of the Corporation’s ability to continue as a going concern exists.

COMPTON PETROLEUM CORPORATION	9

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

Inclusive in the drawn portion of the facility at June 30, 2012, letters of credit were outstanding in favour of service providers to Compton in the amount of $0.8 million (December 31, 2011 – $0.8 million).

Advances under the syndicated facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

(i)	Prime rate and US Base rate plus 2.25%, plus an additional 2.00% while the drawn amount of the facility exceeds the available credit; and

(ii)	Bankers’ Acceptances rate and LIBOR rate plus 3.25%, plus an additional 2.00% while the drawn amount of the facility exceeds the available credit.

The effective interest rate on the credit facility at June 30, 2012 was 5.99% (December 31, 2011 – 5.76%)

The credit facility is secured by a first fixed and floating charge debenture in the amount of $500.0 million covering all the Corporation’s assets and undertakings.

6.	MPP term financing and non-controlling interest

The equity in MPP is attributable to its third party owners and is recorded as a non-controlling interest in these consolidated financial statements, comprised of the following:

	June 30, 2012	December 31, 2011

Non-controlling interest, beginning of period	$1,079	$(9,008)
MPP term financing(1)	4,093	14,251
Earnings attributable to non-controlling interest(2)	(1,549)	(4,164)

Non-controlling interest, end of period	$3,623	$1,079

(1)	Change in MPP term financing on the balance sheet, including current and long term portions.
(2)	Net earnings of MPP, after elimination entries

The MPP term financing in these consolidated financial statements is comprised of the following:

	June 30, 2012	December 31, 2011

Present value of the base processing fee	$11,529	$14,333
Purchase option	16,028	17,396
Unamortized transaction costs	(280)	(360)

MPP term financing	$27,277	$31,369

The 2011 minimum reserve threshold purchase option prepayment of $4.8 million which was due prior to the quarter end has been deferred pending completion or termination of the MFC Offer (see Note 18 – “Subsequent events”).

The second quarter purchase option prepayment in respect of declining throughput volumes of $0.4 million was paid subsequent to the quarter end.

Management has provided notification of its intent to exercise the purchase option at the end of the term, April 30, 2014. The cumulative reserve threshold and throughput prepayments of $11.8 million have reduced the purchase option to $16.0 million; the purchase option amount is included in the MPP term financing of $27.3 million and both purchase option and term financing will be further reduced upon payment of the deferred $4.8 million reserve threshold purchase option payment.

COMPTON PETROLEUM CORPORATION	10

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

7.	Capital structure

The Corporation’s capital structure is comprised of working capital, long-term debt, and equity. The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;

(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets; and

(c)	finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements. Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by altering debt levels or issuing equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to adjusted EBITDA and total net debt to capitalization. The former ratio is considered by Management to be more significant for monitoring purposes. Adjusted EBITDA is defined as net earnings before interest and finance charges, income taxes, depletion and depreciation, accretion of decommissioning liabilities, unrealized foreign exchange and other gains (losses), unrealized risk management gains (losses) and other non-recurring expenses.

Compton targets a total net debt to capitalization ratio of between 40% and 50% calculated as follows:

	June 30, 2012	December 31, 2011

Working capital (surplus) deficiency(1)	$9,952	$17,070
Credit facility(2)	127,134	112,608
MPP term financing(3)	27,277	31,369
Total net debt	164,363	161,047
Total equity	231,196	321,835

Total capitalization	$395,559	$482,882

Total net debt to capitalization ratio	41.6%	33.4%

(1)	Adjusted working capital excludes risk management, current MPP term financing and the credit facility
(2)	Includes unamortized transaction costs of $218 (December 31, 2011 – $879)
(3)	Includes unamortized financing fees of $280 (December 31, 2011 – $360)

COMPTON PETROLEUM CORPORATION	11

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

Compton targets a maximum total net debt to adjusted EBITDA of 2.5 to 3.0 times. At June 30, 2012, total net debt to adjusted EBITDA was 2.6x (December 31, 2011 – 2.0x) calculated on a trailing 12 month basis as follows:

	June 30, 2012		December 31, 2011

Total net debt	$164,363		$161,047

Net earnings (loss)	$(65,625)		$21,443
Add (deduct)
Finance charges	21,040		34,504
Income taxes	14,273		10,115
Depletion and depreciation	54,688		58,076
Unrealized foreign exchange (gains) losses	7,362		(9)
Unrealized risk management (gains) losses	1,878		4,435
Gain on debt extinguishment	(55,175)		(55,175)
Gain on sale of assets	1,576		(14,747)
Other expenses	850		-
Exploration and evaluation	14,557		20,975
Impairment	66,904		1,580

Adjusted EBITDA	$62,328		$81,197

Total net debt to adjusted EBITDA	2.6	x	2.0	x

Declining natural gas prices over the past two years have affected the Corporation’s adjusted EBITDA.

As a result of the Recapitalization reducing the Senior Term Notes by $238.5 million, the Corporation was below the targeted net debt to capitalization ratio as well as the net debt to adjusted EBITDA target at December 31, 2011. At June 30, 2012 persistent low natural gas prices and the resulting impairment on D&P assets reducing shareholders’ equity have significantly increased net debt to capitalization levels. Based on the trailing 12-month adjusted EBITDA, the Corporation is within its targets.

Taking into account the current and expected level of natural gas prices, these ratios are expected to be adversely impacted. Thus, the Corporation is in the process of a recapitalization to strengthen its balance sheet sufficiently to establish a sustainable operating base and to create a platform that can take advantage of growth opportunities in the future.

8.	Provisions

(a)	Decommissioning liabilities

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the liabilities associated with the decommissioning of oil and natural gas assets:

	June 30, 2012	December 31, 2011

Decommissioning liabilities, beginning of period	$162,948	$184,424
Liabilities incurred	186	544
Liabilities settled and disposed	(4,399)	(4,916)
Accretion expense	1,656	4,818
Revision of estimate	6,058	(21,922)

Decommissioning liabilities, end of period	$166,449	$162,948

COMPTON PETROLEUM CORPORATION	12

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

The total undiscounted amount of estimated cash flows required to settle the liabilities, net of salvage, at June 30, 2012 was $139.3 million (December 31, 2011 - $149.4 million). Salvage values included in determining the undiscounted cash flows were $109.6 million at June 30, 2012 (December 31, 2011 - $102.3 million). The decommissioning liability has been determined without inclusion of the salvage values, and discounted using a risk free rate ranging from 1.0% to 2.3% (December 31, 2011 – 1.0% to 2.5%) depending on the reserve life. Due to the Corporation’s long reserve life, the majority of these liabilities are not expected to be settled until well into the future. Settlements are expected to be funded from general Corporation resources at the time of decommissioning and removal.

9.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b)	Issued, outstanding and fully paid

	Number of Shares	Amount

Common shares outstanding,
January 1, 2011	263,666	$416,433
Share consolidation(1)	(262,347)	-
Shares issued under Recapitalization plan, net(2)	25,040	197,062
Expired warrants reclassified to share capital(3)	-	13,800
Stated capital reduction(4)	-	(319,164)

Common shares outstanding,
December 31, 2011	26,359	$308,131

Common shares outstanding,
June 30, 2012	26,359	$308,131

(1)	Effective August 10, 2011, the Corporation completed a 200:1 consolidation of its common shares. The share consolidation was affected prior to the issuance of common shares and cashless warrants under the Recapitalization
(2)	The Recapitalization included the issuance of common shares on the conversion of the senior term notes and a $50.0 million rights offering, net of share issuance costs of $13.4 million
(3)	On October 5, 2011, 690,000 warrants, adjusted for the share consolidation, issued in October 2009 expired without being exercised. The carrying value of these warrants was reclassified to share capital ($13.8 million)
(4)	On July 25, 2011, the shareholders of the Corporation approved a stated capital reduction to transfer balances within equity. Eliminating other reserves of $38.9 million and deficit of $358.1 million, the adjustments have been affected as of September 30, 2011 following the Recapitalization

(c)	Cashless warrants

A total of 3,690,982 cashless warrants (expiring August 24, 2014) were issued to existing shareholders in conjunction with the Recapitalization. No warrants had been exercised at June 30, 2012.

COMPTON PETROLEUM CORPORATION	13

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

10.	Per share amounts

The following table summarizes the common shares used in calculating net loss per common share:

	three months ended, June 30,		six months ended, June 30,
	2012	2011	2012	2011

Weighted average common shares
outstanding – basic(1)	26,359	1,318	26,359	1,318
Effect of mandatory convertible notes	-	1,875	-	1,875

Weighted average common shares
outstanding - diluted(1) (2)	26,359	3,193	26,539	3,193

(1)	Effective August 10, 2011, the Corporation completed a 200:1 consolidation of its common shares. Prior period weighted average shares were restated for comparative purposes
(2)	$0.7 million related to interest expense on the mandatory convertible notes for the year ended December 31, 2011, has been added to net earnings for the determination of dilutive earnings per share. The effect of mandatory convertible notes was anti-dilutive as at December 31, 2011

In calculating diluted loss per common share for the six months ended June 30, 2012, the Corporation excluded 468,600 options (2011 – 838,396) and 3,690,982 share purchase warrants (2011 – 690,000) as the exercise price was greater than the average price of its common shares in these periods.

11.	Share based compensation plans

(a)	Stock option plan and employee long term incentive

The Corporation has a stock option plan for employees, including officers and directors. The exercise price of each option is the five day weighted average market price of the common shares on the date the option was granted.

In conjunction with the Recapitalization, the employees, officers and directors voluntarily surrendered their stock options in 2011.

The following tables summarize the information relating to stock options:

	June 30, 2012		December 31, 2011
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price(1)

Outstanding, beginning of period	572	$5.12	75	$501.14
Granted	7	$4.14	572	$5.13
Exercised	-	$-	-	$-
Expired	-	$-	(6)	$2,351.23
Forfeited	(110)	$5.12	(69)	$374.89

Outstanding, end of period	469	$5.11	572	$5.13

Exercisable, end of period	-	$-	-	$-

(1)	Effective August 10, 2011, the Corporation completed a 200:1 consolidation of its common shares. Prior period options were restated for comparative purposes

COMPTON PETROLEUM CORPORATION	14

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

The range of exercise prices of stock options outstanding and exercisable at June 30, 2012 is as follows:

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options exercisable	Weighted average exercise price

$4.18 - $5.16	469	4.28	$5.11	-	$-

The following assumptions were used to arrive at the estimated fair value at the date of the options grant:

Weighted average share price		$5.11
Weighted average exercise price		$5.11
Expected annual dividends	$	nil
Expected volatility		60.00%
Expected forfeiture rate		10.00%
Risk-free interest rate		1.35%
Expected life of stock options		4.5 years

(b)	Restricted share unit plan

The restricted share unit plan was approved as proposed at the May 10, 2012 Annual General Meeting of shareholders.

(c)	Share based compensation expense

The following table presents amounts charged to share based compensation expense:

	three months ended June 30,		six months ended June 30,
	2012	2011	2012	2011

Stock option plan	$167	$(979)	$357	$(1,421)
Employee long term incentive	-	331	-	331
Deferred share unit plan	-	215	-	215
Restricted share unit plan	34	-	154	-
Retention share plan	-	266	-	266
Share purchase plan	171	235	336	418

	$372	$68	$847	$(191)

COMPTON PETROLEUM CORPORATION	15

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

12.	finance charges

During the period, the following financing charges were expensed through net earnings:

	three months ended June 30,		six months ended June 30,
	2012	2011	2012	2011

Interest on senior term notes	$-	$5,770	$-	$11,513
Interest on credit facility	2,227	2,074	3,448	4,211
Interest on finance leases	12	20	25	47
Interest on MPP term financing	979	1,141	1,991	2,250
Other interest and finance charges	211	304	869	845
Accretion of decommissioning liabilities	812	1,172	1,656	2,587
	$4,241	$10,481	$7,989	$21,453

During the six months ended June 30, 2012, no borrowing costs were capitalized (2011 - $nil) as a result of capital projects currently in process.

Other finance charges include bank service charges and fees as well as other miscellaneous interest revenue and expenses.

13.	Foreign exchange and other (gains) losses

During the period, the following foreign exchange and other (gains) losses were charged through net earnings:

	three months ended June 30,		six months ended June 30,
	2012	2011	2012	2011

Foreign exchange loss/(gain) on US$ debt	$-	$(1,963)	$-	$(7,369)
(Gain)/loss on disposition of assets	-	1,334	(6)	(15,034)
Other	(6)	130	10	156

Foreign exchange and other (gains) losses	$(6)	$(499)	$4	$(22,247)

(1) On August 23, 2011 the USD Senior Term Notes were converted to equity and fully extinguished

14.	risk management

At June 30, 2012, the Corporation’s financial assets and liabilities consist of trade and other accounts receivable, trade and other accounts payable, credit facility, risk management assets and liabilities relating to the use of derivative financial instruments and MPP term financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

COMPTON PETROLEUM CORPORATION	16

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

(a)	Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:

	June 30, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Fair value through profit or loss
Risk management(1)	$-	$-	$3,498	$3,498
Loans and receivables
Accounts receivable	16,848	16,848	19,204	19,204

Financial liabilities
Fair value through profit or loss
Risk management(1)	$240	$240	$8	$8
Financial liabilities measured at amortized cost
Accounts payable	32,617	32,617	41,634	41,634
Credit facility	127,134	139,122	112,608	113,487
MPP term financing(1)	27,277	27,352	31,369	31,729

(1) Includes current and long term

Financial instruments of the Corporation carried on the consolidated interim balance sheets are carried at amortized cost with the exception of financial derivative instruments, which are carried at fair value. The Corporation’s financial derivative instruments have been assessed on the fair value hierarchy and classified as Level 2, as determined by quoted prices for similar instruments in active markets.

The carrying amount of trade and other accounts receivable, and trade and other accounts payable approximate fair value due to the short term nature of these instruments and variable rates of interest. The credit facility and MPP term financing fair values approximate their carrying value, without the effect of amounts being amortized for accounting purposes. Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indicators and forecasts. Management also considers credit risk exposure on all assets and liabilities, and adjusts fair values where appropriate.

COMPTON PETROLEUM CORPORATION	17

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

The following table reconciles the changes in the fair value of financial instruments outstanding. Changes in fair value are the result of comparing external counterparty information, which is compared to observable market data.

Risk management	June 30, 2012	December 31, 2011

Balance, beginning of period	$3,490	$7,925
Unrealized gain (loss) on financial instruments:
Commodity collars	(3,962)	(4,543)
Electricity swaps	232	55
Foreign exchange forwards	-	53
Fair value, end of period	$(240)	$3,490

Total fair value consists of the following:
Fair value – current portion, net	$(160)	$3,494
Fair value – long-term portion, net	(80)	(4)
Total fair value, end of period	$(240)	$3,490

(b)	Risk management assets and liabilities

(i)    Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

	June 30, 2012	December 31, 2011
Risk management asset
Current asset	$-	$3,498
Risk management liability
Current liability	(160)	(4)
Non-current liability	(80)	(4)

Net risk management asset (liability)	$(240)	$3,490

(ii)   Net fair value of commodity positions

On June 30, 2012, the Corporation had the following commodity contracts in place, expressed in Canadian dollars unless otherwise noted:

Commodity	Term	Volume	Average Price	Mark-to- Market Gain (Loss)

Electricity
Swap	Jan./12 – Dec./13	72 MWh/d	$75.13/MWh	(240)

Total unrealized commodity gain (loss)				$(240)

During the quarter the Corporation monetized all of its outstanding natural gas and oil hedges.

COMPTON PETROLEUM CORPORATION	18

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

(c)	Risk management gains and losses

Risk management gains and losses recognized in net loss during the period relating to commodity prices and foreign currency transactions are summarized below:

Six months ended June 30	2012 Total	2011 Total

Unrealized change in fair value	$3,730	$6,287
Realized cash settlements	(6,979)	(7,094)

Total (gain) loss	$(3,249)	$(807)

Three months ended June 30	2012 Total	2011 Total

Unrealized change in fair value	$4,220	$(46)
Realized cash settlements	(5,301)	(3,690)

Total (gain) loss	$(1,081)	$(3,736)

The gains and losses realized during the year on the electricity contract are included in operating expenses.

15.	ROYALTIES

	three months ended June 30,		six months ended June 30,
	2012	2011	2012	2011

Crown	$2,976	$5,249	$7,885	$10,211
Freehold	1,175	1,760	2,391	3,850
Royalties included in revenues	4,151	7,009	10,276	14,061

Overriding royalty	1,174	1,926	2,861	3,781
Other royalties	301	497	658	1,009
Freehold mineral taxes	-	30	1,089	1,714
Royalty obligations	1,475	2,453	4,608	6,504

Total royalties	$5,626	$9,462	$14,884	$20,565

16.	OTHER ASSETS

	June 30, 2012	December 31, 2011

Prepaid expenses	$3,870	$2,897
Deposits	1,947	2,463
Other current assets	5,817	5,360

Inventory(1)	1,526	1,526
Pension asset	408	408
Other	81	81
Other long term assets	$2,015	$2,015

(1) Presented net of allowance of $1.5 million (December 31, 2011 -$1.5 million) to adjust to realizable value

COMPTON PETROLEUM CORPORATION	19

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

17.	Commitments and contingent liabilities

(a)	Commitments

The Corporation has committed to certain payments over the next five years, as follows:

	2012	2013	2014	2015	2016	Thereafter

Credit facility(1)	$139,122	$-	$-	$-	$-	$-
MPP term financing(2)	10,062	9,592	13,959	-	-	-
Accounts payable	32,170	-	-	-	-	-
Finance leases	-	224	223	-	-	-
Office facilities	790	1,631	1,609	1,637	1,688	2,672

	$182,144	$11,447	$15,791	$1,637	$1,688	$2,672

(1)	Credit facility has been presented as current, pending the outcome of the borrowing base shortfall notice received April 7, 2012
(2)	Represents monthly fixed base fee payments; the 2012 amount includes purchase option repayments of $5.2 million

Payments to MPP relate to payments made pursuant to a processing agreement between the Corporation and MPP which, together with associated management and option agreements, expire on April 30, 2014.

(b)	Legal proceedings

The Corporation is involved in various legal claims associated with normal operations. In Management’s opinion, it has accrued adequate amounts based on its assessment of probability for these claims, and although unresolved at the current time, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

18.	SUBSEQUENT EVENTS

On July 9, 2012, Compton entered into a support agreement (the "Support Agreement") with MFC Industrial Ltd. ("MFC") pursuant to which MFC has agreed to offer to acquire all of the issued and outstanding shares of the Corporation for $1.25 in cash per common share (the ‘MFC Offer”). Concurrent with the Support Agreement, Compton also entered into an equity private placement agreement (the "Warrant Agreement") with MFC for gross proceeds of approximately $8.2 million. The MFC Offer is open for acceptance by Shareholders until 5:00 p.m. (Vancouver time) on August 16, 2012 and is conditional upon, among other things, acceptance by holders of at least 66.67% of the outstanding Common Shares on a fully-diluted basis, including any Special Warrants held by MFC. Full details concerning the conditions to the MFC Offer are set out in the MFC Offer and Circular.

On July 31, 2012 the Corporation completed an asset sale for gross proceeds of $17.0 million. The net proceeds have been designated for debt repayment on the Credit Facility: see note 5 – “Credit Facility”.

COMPTON PETROLEUM CORPORATION	20

Notes to the Consolidated Interim Financial Statements
(unaudited) (000’s, except per share amounts)

19.	Supplemental disclosures

The following table provides a detailed breakdown of certain line items contained within cash flow from operating activities.

	three months ended June 30,		six months ended June 30,
	2012	2011	2012	2011

Trade and other accounts receivable	$(966)	$2,375	$2,356	$9,311
Other current assets	(663)	(4,325)	(457)	(4,841)
Trade and other accounts payable	540	13,263	(9,002)	(8,884)

Change in non-cash working capital	$(1,089)	$11,313	$(7,103)	$(4,414)

The following table details financing costs:

			2012	2011

Accretion of decommissioning liabilities	$812	$1,172	$1,656	$2,587
Amortization and other	80	311	274	650

Financing costs	$892	$1,483	$1,930	$3,237

The following table details the amount of cash payments relating to taxes and interest.

			2012	2011

Cash taxes paid	$-	$-	$-	$-
Cash interest paid	$1,011	$1,900	$2,420	$10,766

COMPTON PETROLEUM CORPORATION	21